

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 6, 2009

Mr. Thomas Iacarella
Vice President and Chief Financial Officer
Raven Industries, Inc.
205 E. 6th Street, P.O. Box 5107
Sioux Falls, SD 57117

> **RE: Form 10-K for the fiscal year ended January 31, 2009**
> **Schedule 14A filed on April 14, 2009**
> **File No. 1-7982**

Dear Mr. Iacarella:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Item 5 – Market for the Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities, page 8

2. The information you have incorporated by reference from pages 16, 17, and 30 of your Annual Report to Shareholders does not provide all of the information

required by Item 201 of Regulation S-K. Please revise your disclosure accordingly.

Exhibit 13

Financial Review and Analysis, page 19

3. Please enhance your disclosure of free cash flow as follows:
    - state the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and
    - provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities.

    See also Question 13 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.

Results of Operations, page 20

4. Please further enhance your MD&A to provide additional insight about your results of your operations by addressing the following:
    - Please discuss and correspondingly quantify whether the increases or decreases in net sales are attributable to increases in prices, increases in the volume of goods sold, or due to the introduction of new products; and
    - Where there is more than one reason for a change between periods, please expand your discussion of operating results to discuss each factor and correspondingly quantify the extent to which each factor contributed to the overall change in operating results. For example, net sales for the Applied Technology segment increased 60% from fiscal 2008 to fiscal 2009. You list factors that contributed to fiscal 2009 results. Please quantify the extent to which each of these factors contributed to the 60% increase in net sales. Refer to Item 303(a)(3)(i) of Regulation S-K and Financial Reporting Codification 501.04.

    Please show us in your supplemental response what the revisions will look like.

5. Accounts receivable represents approximately 41% of your total current assets as of January 31, 2009 and inventories represent approximately 37% of your total current assets as of January 31, 2009. Your bad debt expense for fiscal 2009 increased to $.6 million from $.09 million in fiscal 2008. As such, please consider including an analysis of days sales outstanding for your accounts receivables and inventory turnover rates for each period presented along with an explanation of any material variances. You should also discuss any significant changes in your allowance for doubtful accounts. For example, we note that the

allowance has increased by approximately 110% from January 31, 2008 to January 31, 2009. Such disclosure would provide investors with a better understanding of the collectability of your accounts receivables and the realizability of your inventories. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Outlook, page 25

6. You anticipate a challenging and uncertain year in fiscal 2010. Sales and earnings are expected to fall short of the record levels achieved in fiscal 2009. As part of your three part strategy, you plan to get rid of everything that is non-core (from assets to product lines). In this regard, we urge you to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to your sales, earnings, and recoverability of your assets. We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. For example, you should attempt to quantify the expected impact on sales of the continued downturn in the economy or the elimination of non-core assets or product lines, if possible. Please also expand address the expected impact on your liquidity and capital resources. Refer to Items 303(a)(1) and (2) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Critical Accounting Estimates, page 28

Self-Insurance Reserves, page 28

7. You indicate that you are self insured for product liability, general insurance and workers' compensation. Given that you consider the accounting for these accruals to be a critical accounting policy, please disclose your excess loss limits associated with each risk you are self-insured for. Please also disclose each risk for which you do not have excess loss limits. Please show us in your supplemental response what the revisions will look like.

Goodwill and Long-Lived Assets, page 29

8. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider addressing the following:

- It appears that you use multiple methodologies to value goodwill. In this regard, please expand your disclosures to provide sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
- Please disclose how you weight each of the methods used including the basis for that weighting;
- Please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- Please disclose how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please show us in your supplemental response what the revisions will look like.

9. Please consider expanding your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144 as follows:
   - Please expand your discussion on how you determine when property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
   - Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144; and
   - Please discuss the significant estimates and assumptions used to determine estimated future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.

   Please show us in your supplemental response what the revisions will look like.

Financial Statements

General

10. Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners' equity, or in a footnote. See paragraph 26 of SFAS 130. Please show us in your supplemental response what the revisions will look like.

Note 1 – Summary of Significant Accounting Policies, page 36

General

11. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.
   Please show us in your supplemental response what the revisions will look like.

12. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of sales title and removing the gross profit subtotal throughout the filing. Please show us in your supplemental response what the revisions will look like.

Contingencies, page 37

13. You state that while the settlement amount of any claims cannot be determined at this time, you believe that any liability resulting from these claims will be substantially covered by insurance. Accordingly, you do not believe that the ultimate outcome of these matters will have a significant impact on your results of operations, financial position or cash flows. Please clarify whether you have accrued amounts related to these contingencies pursuant to SFAS 5 and recorded any assets for amounts expected to be recovered through insurance. Please provide the disclosures required by paragraphs 9 and 10 of SFAS 5, as applicable. Please show us in your supplemental response what the revisions will look like.

Note 11 – Business Segments and Major Customer Information, page 42

14. Please disclose the amount of long-lived assets that are attributed to the United States of America, as well as attributed to all foreign countries in total. If assets in an individual foreign country are material, those assets shall be disclosed separately. See paragraph 38(b) of SFAS 131. Please show us in your supplemental response what the revisions will look like.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 14, 2009

Director Compensation Table, page 9

15. In future filings, please disclose by footnote to the stock awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

16. In future filings, please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Executive Compensation

Compensation Discussion and Analysis, page 10

17. In future filings, please clarify your President and Chief Executive Officer's role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your CD&A. We note that he presents a summary to the Compensation Committee and that compensation program was developed by management.

Components of the Company's Executive Compensation Program
Base Salary, page 11

18. Because you state that salaries of peers outside the company are considered when setting salary levels for the named executives, in future filings please include the benchmarking information called for by Item 402(b)(2)(xiv) of Regulation S-K.

Management Incentive Plan, page 11

19. In future filings, please disclose the specific company and business segment objectives, targets and goals necessary for the payment incentive compensation. Please see Items 402(b)(2)(v) - (vii) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief